SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Traded Company
Registered as a Corporate Taxpayer with the National Directory of Legal Entities/Ministry of Finance
(“CNPJ/MF”) under number 02.558.115/0001 -21
Registered with the Rio de Janeiro Trading Board (“NIRE”) under number 33.300.276.963

MINUTES OF THE ORDINARY/EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 11, 2008

DATE, TIME AND PLACE: April 11, 2008, at 11:00 a.m., at the head office of TIM Participações S.A. (“Company”), located at Avenida das Américas, no 3434, Bloco 1, Barra da Tijuca, Rio de Janeiro – RJ [State of Rio de Janeiro].

ATTENDANCE: Shareholders representing over 74.63% (seventy-for point sixty-three per cent) of the voting capital, as it may be checked by means of the signatures affixed to the Book of Presence of Shareholders. Present to the meeting were Mr. Gianandrea Castelli Rivolta, Company’s Finance and Investor Relations Director, Mr. Miguel Roberto Gherrize, member of the Company’s Fiscal Council/Audit Committee and also a representative of the Company’s independent auditors.

BOARD: President – Robson Goulart Barreto; Secretary – Alessandra Catanante.

CALLING: (1) Calling Notice published at the Official Gazette of the State of Rio de Janeiro, at Jornal do Brasil and Gazeta Mercantil, on March 25, 26 and 27, 2008; (2) The notice established under Article 133 of Law No. 6.404/76 was published at the Official Gazette of the State of Rio de Janeiro, Gazeta Mercantil and Jornal do Brasil, on March 05, 06 and 07, 2008; (3) The management report, financial statements and report of independent auditors for the fiscal year ended on December 31, 2007 were published at the Official Gazette of the State of Rio de Janeiro, Gazeta Mercantil and Jornal do Brasil, On March 14, 2008.

AGENDA: (1) discuss the Company’s management report and financial statements related to the fiscal year ended on December 31, 2007; (2) discuss the management proposal to appropriate 2007 net income and Company’s dividend distribution; (3) discuss the management proposal on Company’s capital stock increase; (4) elect the Fiscal Council’s effective and deputy members and discuss the remuneration proposal thereof; (5) discuss the remuneration proposal of the Company’s officers for 2008; and (6) discuss the change of newspapers to publish the Company’s legal publications.

READING OF DOCUMENTS, VOTING AND DRAWING OF MINUTES: (1) The reading of documents related to the subjects to be discussed at this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) The voting statements, protests and dissidences by any chance presented shall be numbered, received and certified by the Board, and shall be filed with the Company’s head office, pursuant to the provisions under Article 130, paragraph 1, of the Law No. 6.404/76; (3) It was authorized to draw up the minutes as a summary and the publication thereof without the signatures of all shareholders, as provided for under Article 130, paragraphs 1 and 2, of the Law No. 6.404/76, respectively; (4) The minutes of this Ordinary and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provisions under Article 131, only paragraph, of the Law No. 6.404/76.

RESOLUTIONS: After analyzing and discussing the subjects included in the Agenda, the shareholders decided to: (1) approve, unanimously, the Company’s management report and financial statements as of December 31, 2007, which were reviewed by the Company’s independent auditors, Directa Auditores, being registered the abstention of shareholders legally excluded for approval of the financial statements; (2) approve, by majority of votes, the management proposal to appropriate 2007 net income and distribution thereof, net of legal reserve, and the remaining balance resulting from reverting the reserve for expansion, both paid exclusively to preferred shares as a prime dividend, as provided for under article 47 of the Company’s Bylaws. Therefore, each preferred share shall receive R$ 0.1377 (thirteen hundred and seventy-seven thousandths of reais) to be paid within seventy-five (75) days. It was emphasized that the common shares shall not receive minimum dividends in virtue of the Company’s last year net income had been insufficient to pay prime dividends to preferred shares;

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(3) approve, by majority of votes, the management proposal to increase Company’s capital stock, in the amount of R$63,084,868.02 (sixty-three million, eighty-four thousand, eight hundred and sixty-eight reais and two centavos), with the issue of 3,359,308 (three million, three hundred and fifty-nine thousand, three hundred and eight) common shares and 6,503,066 (six million, five hundred and three thousand and sixty-six) preferred shares, at the issuing price of R$ 7.59 (seven reais and fifty-nine centavos) and R$ 5.78 (five reais and seventy-eight centavos) per common and preferred share, respectively, upon capitalization of the remaining portion of the Special Goodwill Reserve corresponding to the fiscal benefit obtained by the Company’s Subsidiaries during 2007, resulting from the amortization of the goodwill incorporated by the Subsidiaries in 2000. Pursuant to CVM Instruction No. 319/99 and Protocols of Split and Incorporation on this subject, the portion of the Special Goodwill Reserve corresponding to the fiscal benefit shall be capitalized by the Subsidiaries, of which R$37,904,239.62 (thirty-seven million, nine hundred and four thousand, two hundred and thirty-nine reais and sixty-two centavos) related to TIM Celular S.A. and R$25,180,628.40 (twenty-five million, one hundred and eighty thousand, six hundred and twenty-eight reais and forty centavos) related to TIM Nordeste S.A. As a result of the capital stock increase previously mentioned, the capital stock goes from R$7,550,525,275.10 (seven billion, five hundred and fifty million, five hundred and twenty-five thousand, two hundred and seventy-five reais and ten centavos) to R$7,613,610,143.12 (seven billion, six hundred and thirteen million, six hundred and ten thousand, one hundred and forty-three reais and twelve centavos), with its immediate confirmation in face of the commitments previously assumed by the shareholder TIM Brasil Serviços e Participações S.A., and the other minority shareholders may exercise their preference rights within the legal term, proportionally to the shares held by them, pursuant to CVM Instruction No. 319/99, being the amounts eventually computed reverted to the controlling shareholder. Therefore, Article 5 of the Bylaws is in effect from now on with the following wording: “Art. 5 – The subscribed and paid-in capital stock is R$7,613,610,143.12 (seven billion, six hundred and thirteen million, six hundred and ten thousand, one hundred and forty-three reais and twelve centavos), represented by 2,343,826,537 (two billion, three hundred and forty-three million, eight hundred and twenty-six thousand, five hundred and thirty-seven) shares, of which 798,350,977(seven hundred and ninety-eight million, three hundred and fifty thousand, nine hundred and fifty-seven) common shares and 1,545,475,560 (one billion, five hundred and forty-five million, four hundred and seventy-five thousand, five hundred and sixty) preferred shares, all nominative and without nominal value.”; (4) it was decided by the majority of present shareholders to increase the composition of the Company’s Fiscal Council to five (5) effective members and other five (5) deputy members, and to elect, firstly as effective member and deputy member of the Company’s Fiscal Council, at a separate voting, pursuant to paragraph 4, letter “a”, of Article 161 of the Law No. 6.404/76, by shareholders representing approximately 2.77% (two point seventy-seven per cent) of preferred shareholders present to this Meeting, with abstention of the controlling shareholder in the voting, as effective Mr. José Sampaio de Lacerda Junior, Brazilian, married, economist, bearer of the ID No. 198809, issued by the SSP/DF [Public Safety Office/Federal District], enrolled with the CPF [Individual Taxpayer Registry] under No. 067.890.051/53, resident at SQN 213 – Bloco D – apto 503, Asa Norte, Brasília, having as deputy Mr. Robson Balilla, Brazilian, married, bank clerk and savings bank clerk, bearer of the ID No. 5136909, enrolled with the CPF under No. 873.184.238/00, issued by the SSP/SP [Public Safety Office/State of São Paulo], resident at Av. Alfredo Bechelli no 74, Rudge Ramos, São Bernardo do Campo, São Paulo; were also elected by the majority of votes of shareholders holding common shares present to this Meeting, as effective member, (i) Mr. Miguel Roberto Gherrize, Brazilian, married, accountant, enrolled with the Individual Taxpayer Registry/Ministry of Finance [CPF/MF] under No. 107140308-72, bearer of the ID No. RG 2563050, resident at Rua Joaquim José Esteves, no 60, ap. 192c, Bairro Santo Amaro, São Paulo, SP [State of São Paulo], having as deputy Mr. João Carlos Hopp, Brazilian, married, university professor, enrolled with the CPF/MF under No. 201275708-10 and bearer of the ID No. RG 1395761-2 SSP/SP, resident at Alameda Casa Branca, no 456/ 7o andar, São Paulo, SP ; (ii) Oswaldo Orsolin, Brazilian, married, economist, enrolled with the CPF under No. 034.987.868 -49, bearer of the ID No. 29118529, issued by the SSP/SP, resident at Avenida Lopes de Azevedo, no 154, casa 1, Bairro Jardim Everest, São Paulo/SP, CEP: 05603-000, having as deputy Mr. Roosevelt Fernandes Leadebal, Brazilian, married, economist, enrolled with the CPF under No. 016.083.804 -59, bearer of the ID No. 74.045, issued by the SSP/RN [Public Safety Office/State of Rio Grande do Norte], resident at SQSW 305, Bloco G, apto. 407, Brasília, DF [Federal District]; (iii) Messrs. Alberto Emmanuel Whitaker, Brazilian, married, business manager and lawyer, enrolled with the CRA [Business Administration Council] under No. 2724 and OAB/SP [Brazilian Bar Association/São Paulo Section] under No. 37643, enrolled with the CPF under No. 002.337.738 -00, bearer of the ID No. 2025093, issued by the SSP/SP, resident at Alameda Itu, no 823, ap. 31, Bairro Cerqueira Cesar, São Paulo/SP, CEP: 01421-000, having as deputy Mr. João Verner Juenemann, Brazilian, married, enrolled with the CPF under No. 000.952.490 -87, bearer of the ID No. 3010401283, resident at Rua André Poente, no 238, Bairro Independência, Porto Alegre/RS [State of Rio Grande do Sul], CEP: 90035-150; and also elected as effective member, Mr. Alfredo Ferreira Marques Filho, Brazilian, married, auditor, enrolled with the CRC [Regional Accounting Council] under No. 1SP154954/O-3, enrolled with the CPF under No. 028.236.498 -67, resident at Rua dos Ingleses, 609, São Paulo, SP, CEP: 01329-000, having as deputy Mr. Francisco de Paula dos Reis Junior, Brazilian, married, auditor, enrolled with the CPF under No. 007.190.878 -13, bearer of the ID nº 9448100-3, issued by the SSP-SP, resident at Rua dos Ingleses, 609, São Paulo, SP, CEP: 01329-000, with acceptance of the indication and recommendation made by the representative of the administrator Credit Suisse Hedging-Griffo Corretora de Valores S.A., which currently represents several minority shareholders holding common shares, present to this Meeting.

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The shareholders that appointed the Fiscal Council Members hereby elected declared that the investiture and installation of the effective and deputy members shall obtain, within a maximum of thirty (30) days, or even previously to a date close to next Fiscal Council meeting, the one occurring first, from these members a confirmation that they are duly qualified and follow the requirements established under the Law No. 6.404/76 and Company’s Bylaws to exercise the function of member of the Company’s Fiscal Council /Audit Committee. The members of the Fiscal Council hereby elected shall have a mandate until the Company’s Annual Shareholders’ Meeting to be held in 2009 and shall take office upon fulfillment of the conditions applicable and signature of the respective divestiture terms, under the form and time established by the Law No. 6.404/76 and the Company’s Bylaws. It was also approved, by majority of the votes stated, the global remuneration of Fiscal Council members for 2008, in the total amount of R$612,000.00 (six hundred and twelve thousand reais), corresponding to a monthly amount of R$11,500.00 (eleven thousand and five hundred reais) per Member; (5) approve, unanimously, the management remuneration for 2008, as follows: (a) Remuneration of the Board of Directors: global annual remuneration in the amount of R$459,000.00 (four hundred and fifty-nine thousand reais), to be granted to the Members individually in accordance with the criteria to be decided at the next Board of Directors meeting; (b) Remuneration of the Executive Board: global annual remuneration in the maximum amount of R$10,600,000.00 (ten million and six hundred thousand reais). With respect to remuneration of the Executive Board, and the amount hereby approved, 43% (forty-three per cent) correspond to fix remuneration and 57% (fifty-seven per cent) correspond to variable remuneration (bonus/participation in profits to be determined in accordance with the Company’s variable remuneration policy). It is hereby stated that the proposal herein approved was examined by the Company’s Board of Directors, at a meeting held on March 04, 2008; and (6) ratify, unanimously, the management decision that the Company’s legal publications shall be made at Jornal do Comércio and Valor Econômico, besides at the official gazette issued by the State of Rio de Janeiro, under the provisions of article 289, paragraph 3 of the Law No. 6.404/76.

CLOSING: Nothing further to discuss, the President of the Meeting Board suspended the works for the time necessary to draw up these minutes. As the session was reopened, the minutes were read and approved by the attendees, signed by the President and Secretary of the Board and the shareholders named below.

ROBSON GOULART BARRETO	ALESSANDRA CATANANTE
President of the Board	Secretary of the Board

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
Kenneth Gerald Clark Junior - By proxy

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO
BANCO DO BRASIL – PREVI
Sabrina de Lima Martins - By proxy

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF
Sabrina de Lima Martins - By proxy

GREEN HG FUND, LLC
HEDGING-GRIFFO VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES
HEDGING-GRIFFO VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
HG CARTEIRA ADMINISTRADA - REAL FUNDO DE INVESTIMENTO MULTIMERCADO
HG GLOBAL MACRO MASTER FUND, LLC
HG STAR FUNDO DE INVESTIMENTO MULTIMERCADO
HG STRATEGY LONG SHORT FUNDO DE INVESTIMENTO MULTIMERCADO
HG STRATEGY LONG SHORT MIX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
HG TOP 30 FIF
HG TOP - FUNDO DE INVESTIMENTO FINANCEIRO
HG STRATEGY LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
STRATEGY HG LONG SHORT FUND, LLC

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Lucila Prazeres da Silva - By proxy

CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS
CAPITAL INTERNATIONAL GLOBAL UNCONSTRAINED FUND
EMERGING MARKETS GROWTH FUND, INC.
NEW WORLD FUND, INC.
NORGES BANK
STICHTING PENSIOENFONDS ABP
VANGUARD INVESTMENT SERIES, PLC
Daniel Alves Ferreira – By proxy

(sequence of the page for signatures of the Minutes to the Ordinary/Extraordinary Shareholders’ Meeting of TIM Participações S.A. held on April 11, 2008)

AMERICAN FUNDS INSURANCE SERIES – NEW WORLD FUND
ARTISAN EMERGING MARKETS FUND
BALANTINE INTERNATIONAL EQUITY FUND SELECT, L.P.
BARCLAYS GLOBAL INVESTORS, N.A.
BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND
CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND
CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND
CAPITAL GUARDIAN EMERGING RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE STRUCTURED EMERGING MARKETS FUND
EATON VANCE TAX-MANAGED EMERGING MARKETS FUND
EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.
EMERGING MARKETS EQUITY MANAGERS: PORTFOLIO 1 OFFSHORE MASTER, L.P.
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND
FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND
FIDELITY FUNDS – LATIN AMERICA FUND
FIDELITY INVESTMENT TRUST LATIN AMERICA FUND
FIDELITY LATIN AMERICA FUND
FUTURE FUND BOARD OF GUARDIANS
IBM SAVINGS PLAN
ISHARES MSCI BRAZIL (FREE) INDEX FUND
ISHARES MSCI BRIC INDEX FUND
JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY FUND
JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A
JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B
LOMBARD ODIER DARIER HENTSCH FUND MANAGER SA “INSTITUTIONNEL 3D”
PANAGORA GROUP TRUST
SCHRODER BRICS EQUITY MOTHER FUND
SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND
STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT
RETIREMENT PLANS
STATE STREET EMERGING MARKETS
TEACHER RETIREMENT SYSTEM OF TEXAS
TEXAS EDUCATION AGENCY
THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH (U.S.A.)
THE MASTER TRUST BANK OF JAPAN, LTD., RE: MTBC400035147
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

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VIRGINIA RETIREMENT SYSTEM
WILMINGTON MULTIMANAGER INTERNATIONAL FUND
Daniel Alves Ferreira – By proxy

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 14, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.